24-10021

000001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1 TO FORM 1-A

02048848

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madisonville, LLC
(Exact name of issuer as specified in its charter)

Mississippi
(State or other jurisdiction of incorporation or organization)

PROCESSED
AUG 14 2002
THOMSON
FINANCIAL

2045 Main Street, Madison, Mississippi 39119, Telephone Number (601) 668-0010
(Address, including, zip code, and telephone number,
including area code of issuer's principal executive offices)

6552	27-0013757
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SEC MAIL PROCESSING RECEIVED
AUG 09 2002
WASH, D.C. 207 SECTION

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Madisonville, LLC (the "Company"), is a Mississippi limited liability company. Therefore, it does not have directors. H & H Management, LLC is the sole member and manager of the Company. The members of H & H Management, LLC are William Gary Hawkins and Gary Lee Hawkins. The business address of H & H Management is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058. William Gary Hawkins resides at 202 Morningside North, Ridgeland, Mississippi 39157. Gary Lee Hawkins resides at 146 Chantilly Drive, Madison, Mississippi 39110.

(b) The Company does not have officers. See (a).

(c) The Company does not have general partners. See (a).

(d) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(e) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(f) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(g) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(h) Watkins Ludlam Winter & Stennis, P. A., 633 North State Street, Jackson, Mississippi 39202.

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by William Gary Hawkins and Gary Lee Hawkins in Mississippi and Tennessee. The offering is being registered in Mississippi. In Mississippi the offering will be made through direct contacts and through the mails. The offering will be made pursuant to an exemption in Tennessee. In Tennessee the offering will be made through direct contact with a limited number of offerees.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable. No Units have been issued. For organizational purposes, H & H Management, LLC initially is the sole member.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

A written document or broadcast script authorized by Rule 254 was not used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

SUBJECT TO COMPLETION, DATED AUGUST 9, 2002

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

Madisonville, LLC

A Mississippi Limited Liability Company
2045 Main Street, Madison, Mississippi 39110

Madisonville, LLC is offering 95 limited liability company units at $36,000 each for a total of $3,420,000. The Units are being offered by H & H Management, LLC, a recently formed Mississippi limited liability company, which is the sole member and manager of Madisonville, LLC.

An investment in the Company involves a high degree of risk. See "Risk Factors" on page 2 of the Offering Circular for a discussion of the risks that should be considered before investing in the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price of Units (1) (2)	Commissions	Proceeds to Company for All Cash Sales (1) (2)
Per Unit	$36,000	$0	$36,000
Total Minimum	$1,728,000	$0	$1,728,000
Total Maximum	$3,420,000	$0	$3,420,000

(1) Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 48 Units by that date, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

(2) Before deducting offering expenses payable by the Company estimated at $40,000.

TABLE OF CONTENTS


Big Black River
Davis Crossing Rd.
Brown Rd.
Cobbville
Way Rd.
Bottom Rd.
Pisgah
Patrick
Mt. Elam Rd.
Rd.
Goodloe Rd.
Old Yazoo City Rd.
Heindl Rd.
Patrick Rd.
Virlilia Rd.
Cloud Rd.
Stokes Rd.
Stokes
Richton
Richton Rd.
Charlton
CANTON
Rankin
NISSAN
Lake Caroline
Livingston
Mannsdale
Annandale
Gluckstadt
Ragsdale Rd.
Nichols Rd.
Fodris Rd.
E. Sowell Rd.
Stout
Stribling Rd.
Old Jackson Rd.
N. Old Canton Rd.
Yandell
Gluckstadt
Twelve Oaks
Trace
Old
Clarkdell Rd.
Canton Rd.
Old Rice
Pkwy.
Bozeman Rd.
Livingston Rd.
Cavalier Rd.
Springs Rd.
MADISON
RIDGELAND
JACKSON
Lake Harbour Rd.
E. County Line Rd.
Rice Rd.
Ross R. Barnett Reservoir
16
55
22
463
43
51
220
← Property to be Acquired by Madisonville, LLC

Locator Map

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.

The Company

Madisonville, LLC was recently organized as a Mississippi limited liability company to acquire two adjoining 201.16 acre parcels of land in Madison County, Mississippi from H & H Management, LLC. The Offering Circular refers to Madisonville, LLC as the "Company" and refers to the property as the "Madisonville Property." The Company's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company is offering up to 95% of the Company to investors. Each investor will own an indirect undivided interest in the entire Madisonville Property. The Company plans eventually to sell the Madisonville Property, either in small tracts or as one large tract, or to develop it. In the meantime, investors can use the Madisonville Property for recreational purposes, and the Company expects to generate a modest amount of cash flow from a farm lease and other activities to cover the costs of holding the Madisonville Property.

The Manager of the Company is H & H Management, LLC. The Manager will own at least 5% of the Company. The members of H & H Management, LLC, W. Gary Hawkins and G. Lee Hawkins, have extensive real estate experience in Madison County.

The Property

Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, the Madisonville Property is strategically located in the path of Madison County's expansive growth. The Deerfield-Colonial Country Club located just west of this outstanding property enhances development possibilities. The rolling hills, numerous lake sites, and large, scattered oak trees make this property all the more appealing. A 35-acre lake is being built on the Madisonville Property and will be stocked with hybrid bass and various species of bream. A boat ramp will be built for easy fishing access. Utilities are presently available to the Madisonville Property. The property is located in the Madison County School District. The Madisonville Property has a special Planned Unit Development zoning designation.

The Company will acquire the Madisonville Property from H&H Management, LLC, the Manager of the Company. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

Madison County, Mississippi

Many factors make real estate in Madison County, Mississippi attractive. The population of Madison County grew 38.8% from 1990 to 2000. In 1997 the American Business Journal ranked Madison County 6th in the nation for growth potential among metropolitan counties. The current construction of the Nissan plant in Madison County will add 4,000 jobs directly and is expected to create an additional 24,000 jobs indirectly. Nissan and its suppliers will invest over a billion dollars in construction creating over 3 million square feet of new buildings.

The Offering

Units are being offered to investors for $36,000 per Unit. Each Unit represents a 1% interest in the capital and profits and losses of the Company. Part of the purchase price may be financed. There will be no additional assessments or cash calls, and investors will not be personally liable for any debts of the Company or for ad valorem taxes, insurance or maintenance expenses. The Company will not pay commissions on the sale of the Units or on the purchase of the Madisonville Property.

RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors should consider carefully the risk factors set forth below, as well as other information in this Offering Circular, and should consult with their own legal, tax and financial advisors.

Risks of the Venture:

Risks from Having Only One Significant Asset

The Company's only significant asset will be the Madisonville Property. Thus, the success of the Company depends completely on the successful operation, development or sale of this property.

Uncertainty Because of Lack of Specific Plans

The Company plans to build a lake on the Madisonville Property and to lease a portion of the property for agricultural use. Otherwise, the Company has no specific plans for the development and operation of the Madisonville Property. Therefore, there is a great deal of uncertainty about how the property will be developed and operated and what effects future actions will have on the value of the Company.

Lack of Outside Analysis

The Company has not obtained an outside analysis of the potential for the Madisonville Property. The assessment as to the potential long-term value of the Madisonville Property is based solely on the analysis of the Manager. The Manager is not a disinterested party.

Purchase of the Madisonville Property Not an Arms-Length

No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

Sales Price of Madisonville Property

The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,590,706 or $8,925 per acre.

Cash Flow May Not Be Adequate to Cover Expenses

The Company will have to pay for its operations and costs, such as insurance and ad valorem taxes. The revenue from a farm lease and borrowing are currently the only sources of funds to pay these costs.

Uncertainty Associated with New Ventures

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate.

Competition

Numerous other areas are suitable for development in the Madison County, Mississippi area. These properties will provide competition for the Madisonville Property. The economic success of the Madisonville Property may be impaired by competition.

Investment and Management Risks:

Investors May Not Be Able to Sell Units

Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest.

Risks of Financing the Purchase of the Units

If the investor chooses to finance part of the purchase price for a Unit, the investor will execute a promissory note secured by the investor's Units. These promissory notes will be transferred to the Manager as part of the consideration for the Madisonville Property. If the investor defaults on the promissory note, the Manager may foreclose on the Units and the investor would lose his investment in the Company. In addition, the Manager will have the right to assign the promissory note to a third party.

Investors Will Have Little Control over the Company

Except for a few extraordinary items, the Company will be completely controlled by the Manager. As a result, investors will have no control over the daily activities of the Company or its strategic direction.

Limitations on Manager's Liability

The Limited Liability Company Agreement limits the Manager's responsibility for negligent misconduct.

Possible Future Conflicts of Interest

The Manager and its affiliates may engage in other real estate activities and in the future may serve as manager for other companies. The Manager's interests in these ventures could conflict with the interest of the Company.

SUITABILITY STANDARDS

The Manager will sell Units only to persons whom the Manager believes, based upon reasonable grounds, are able to bear the economic risks of an investment in the Company and personally possess such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. The Manager advises each prospective purchaser to consult qualified professional advisors for assistance in appraising the purchaser's suitability and the desirability of an investment in the Company.

To assist the Manager in determining whether a prospective purchaser meets these criteria, each prospective purchaser must execute and deliver a Subscription Agreement. The Manager will sell Units only to persons who represent that either:

- ❑ they have a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles); or

- ❑ they are purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles).

PLAN OF DISTRIBUTION

The Company is offering a maximum of 95 Units to suitable investors at the price of $36,000 per Unit. Part of the purchase price may be financed, if the Manager, in its sole discretion, finds the investor credit worthy. The Manager has the right to reject subscriptions in whole or in part for any reason. The Manager may, in its sole discretion, authorize the purchase of fractional Units.

The cash proceeds from the sale of the Units will be deposited in a special bank account established by the Manager at BankPlus in Madison, Mississippi. If at least 48 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), the cash proceeds will be released to the Company to be used in the manner described in this Offering Circular. Unless at least 48 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), this Offering, will terminate, and the cash proceeds received by the Company for Units will be promptly returned to the investors, without interest. The Manager is purchasing 5 Units in addition to the 95 Units being offered to investors. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. In either case, the Promissory Note shall bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted, as of the date of Closing and then as of January 1 of each year thereafter, by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. The Promissory Note shall require, at the election of the investor, either a quarterly payment of principal and interest or a single annual payment of principal and interest. The Promissory Note will be amortized over fifteen (15) years measured from the first day of the calendar quarter immediately after Closing. Payment of the principal amount may be accelerated at the option of the holder of the note on default. In addition, the entire principal amount will be due on the sale of the Madisonville Property and liquidation of the Company. The investor may prepay the Promissory Note at any time without penalty or premium. The Promissory Note will be secured by a first in priority lien on the investor's Units as evidenced by a Security Agreement and UCC-1 Financing Statement. Financing is not available if only a fractional Unit is being purchased.

To purchase a Unit, an investor must complete and execute a Subscription Agreement and a counterpart signature page to the Limited Liability Company Agreement. Investors should pay by check dated as of the date of Subscription and made payable to the order of "BankPlus, Escrow Agent for Madisonville, LLC." The Company will refund promptly without interest payments received for rejected subscription offers.

USE OF PROCEEDS

At Closing the Manager will purchase at least five Units at $36,000 per Unit for $180,000 in cash. If all Units are sold for cash, the cash proceeds from the offering to investors will be $3,420,000. If the minimum number of Units are sold for cash, the cash proceeds from the offering to investors will be $1,728,000. The Company plans to use the proceeds from the sale of Units to the Manager and to investors as shown in the following table:

Use of Proceeds	Minimum	Maximum
Acquisition of Madisonville Property Parcel A	$1,795,353*	$1,795,353*
Acquisition of Madisonville Property Parcel B.......................	—	1,795,353*
Repayment of funds advanced by the Manager for offering expenses and construction of the lake	80,000**	9,294
Reserve fund for Company operating expenses	32,647**	—
Total	$1,908,000	$ 3,600,000

*If investors finance a portion of the purchase price of the Units, then the Company will assign the investors' promissory notes to the Manager, and an amount equal to the principal amount of the notes will be credited against the purchase price of the Madisonville Property.

** Estimated.

DETERMINATION OF OFFERING PRICE

The sales price of the Madisonville Property by the Manager to the Company was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the property and the Manager's desire to make a profit on the sale of the property to the Company. The offering price per Unit approximates the sales price of the Madisonville Property divided by the number of Units sold.

OWNERSHIP OF UNITS IN THE COMPANY

No Units in the Company have been issued. For organizational purposes, the Manager of the Company is initially serving as the sole member of the Company. Therefore, until Units are issued the Manager has sole voting control of the Company.

THE COMPANY

Madisonville, LLC was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002. The Manager of the Company maintains offices at 2045 Main Street, Madison, Mississippi 39110. The mailing address for the Company is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi. The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

THE MADISONVILLE PROPERTY

General Description

Size and Topography. The Madisonville Property consists of 402.32 acres of undeveloped land in Madison County, Mississippi. The property is slightly irregular in shape and is gently rolling with a natural creek and woodlines.

Access. The Madisonville Property has more than 2,000 feet of frontage along Yandell Road, with multiple possible access points. Yandell Road connects the Madisonville Property to Interstate 55, Highway 51 and the Natchez Trace.

Flood Zone. According to the Federal Emergency Management Agency Flood Insurance Rate Map Community-Panel Number 280228-0215-D (effective date of April 15, 1994), the Madisonville Property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Utilities. Utilities available to the Madisonville Property include water and sewer by way of Black Creek Water Association, police and fire protection by Madison County, telephone service by BellSouth and other communication distributors, and electricity by Entergy.

Zoning. An interesting aspect of the Madisonville Property is its zoning. The Madisonville Property, like neighboring Deerfield subdivision, carries an R-2 residential zoning classification, as well as, a Planned Unit Development overlay. The Planned Unit Development zoning classification is superior to a typical residential zoning classification because it gives the flexibility to generate commercial development. Zoning was confirmed by Madison County Zoning Official, Brad Sellers on May 22, 2002.

Acquisition of Madisonville Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $1,795,353 for Parcel A or $3,590,706, or $8,925 per acre, for Parcel A and Parcel B. The Manager acquired the Madisonville Property (Parcel A and Parcel B) on June 17, 2002 for $1,810,440 from Thomas Hixon, an unrelated party.

Appraisal

Messrs. Curtis A. Gentry, IV, M.A.I. and James C. Hamilton, Jr., M.A.I., of Real Estate Appraisers, Inc. inspected and appraised the Madisonville Property and based on their investigation and analysis of data gathered with respect to the Madisonville Property, opined that as of May 22, 2002, the market value of a fee simple interest in the Property, "as is" was $5,430,000.00 or $13,500 per acre.

MANAGER'S PLAN OF OPERATION

The Company plans to hold the Madisonville Property indefinitely. It may be ten years or more before the Company develops or sells the property. In the meantime, the Company will need to produce enough revenue from the property to cover taxes, insurance and miscellaneous expenses. These costs are estimated to be about $12,800 annually. The Madisonville Property is currently subject to a farm lease that will provide $11,000 in rental income for 2002. The Company plans to continue to lease the property for agricultural purposes, and expects to renegotiate the current farm lease before the end of 2002 at a higher rental amount. Income may also be available from government farm programs. If sufficient revenues to cover costs cannot be raised by leasing the property for agricultural purposes and from government farm programs, the Company would use reserve funds or would obtain financing from commercial lenders or from the Manager to cover these expenses.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

The Manager is currently constructing a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake.

Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

MANAGEMENT

The management of the Company will be vested exclusively in the Manager, H & H Management, LLC. The Manager was organized on May 21, 2002, as a limited liability company under the laws of the state of Mississippi. The Manager will actively manage and conduct the business of the Company, devoting as much time to such management as, in good faith, it determines to be necessary. Except as expressly provided in the Limited Liability Company Agreement, the Manager will have the power to do any and all things necessary or incident to the conduct of the Company's business.

The Manager was formed to acquire the Madisonville Property and manage the Company and has not engaged in any other activity. The Manager does not have any current plans to engage in any other activity although the Limited Liability Company Agreement permits the Manager to engage in other activities..

The sole members of the Manager are W. Gary Hawkins and G. Lee Hawkins.

W. Gary Hawkins

W. Gary Hawkins graduated from the University of Southern Mississippi with a B.S. in Business Administration. He received his CLU designation from The American College and his Certified Financial Planner ("CFP") designation from the College for Financial Planners in 1979. He received his Chartered Financial Consultant ("ChFC") designation in 1986. He has been a member of the Million Dollar Round Table and The Mutual Benefit Masters Club and has earned many professional sales and professional achievement awards. He has previously served as licensed franchisee of Logan Farms Honey Glazed Hams stores located in Jackson, Mississippi. In addition, Mr. Hawkins is a managing member of two real estate companies, Chisolm Trails Incorporated, LLC (which serves as General Partner of Chisolm Trails, L.P.), and Meadowlands Management, LLC (which serves Manager of Martin

Meadowlands, LLC). Mr. Hawkins is affiliated with ELAR Partners of Los Angeles, California, which specializes in estate and business planning as well as advanced income tax reduction strategies. He is a principal and registered representative through the NASD. Mr. Hawkins, age 51, is a resident of Ridgeland, Mississippi. He has resided in either Hinds or Madison County his entire life. He is married and has two children. Mr. Hawkins is a member of Christ United Methodist Church.

G. Lee Hawkins

G. Lee Hawkins, a resident of Madison County, has been actively involved in the real estate market for over 23 years. After graduating from the University of Mississippi with a Business Degree, Mr. Hawkins began his real estate career in 1979. Upon obtaining his GRI designation in 1981, Mr. Hawkins formed Lee Hawkins Realty where he is owner and President. Mr. Hawkins, age 45, was voted Business Person of the Year by the Madison County Chamber of Commerce in 1984. He is a Charter Member of the Madison Ridgeland Rotary Club, Past Board Member of the Madison Chamber of Commerce and the Madison County Economic Development Foundation. Specializing in commercial, acreage and recreational properties, Mr. Hawkins has been instrumental in creating residential and commercial developments. He is licensed to sell real estate in Mississippi and Arkansas.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will acquire the Madisonville Property from H&H Management, LLC, the Manager of the Company. The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,590,706 or $8,925 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000. The Manager is currently constructing a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

CONFLICTS OF INTEREST

There are various conflicts between the interests of the Manager (and its affiliates) and the interest of the Company. Because the Company was organized and will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but through the exercise of the Manager's judgment, consistent with its fiduciary responsibility to the Members of the Company. These conflicts of interest include the following:

Acquisition of the Property

The Manager has executed a Contract to Sell the Madisonville Property to the Company, which contract requires the Manager to convey the Madisonville Property to the Company, free and clear of all encumbrances, at Closing. The Closing is contingent upon the Manager's ability to raise the offering minimum on or before June 1, 2003.

Other Transactions between the Company and the Manager

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

Affiliation with Other Real Estate Ventures

The Manager and its affiliates in the future may manage or invest in other entities formed to invest in real properties. Both of the members of the Manager are currently involved in other business endeavors involving real estate in Madison County, Mississippi.

Common Legal Counsel

The Company and the Manager are represented by same legal counsel, and both anticipate that such representation will continue in the future. Should a dispute arise between the Company and the Manager, however, the Manager will cause the Company to retain separate counsel for such disputed matters.

Conflicting Interests on Tax Matters

The Manager will be designated as the "Tax Matters Member" for the Company with authority, under the Internal Revenue Code of 1986, as amended, to resolve disputes between the Company and IRS. IRS regulations require one of the Members to serve in this capacity. The Tax Matters Member generally has authority to bind the Company in any proceeding before the IRS. The Tax Matters Member may have a conflict of interest in determining whether to litigate or to settle a dispute with the IRS since the resolution of a dispute with the IRS may have different consequences for the Manager and the other Members.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

While the law concerning the duties of a manager of a limited liability company is not developed as fully as the law concerning the persons who control other forms of business entities, it is the opinion of many legal authorities that a manager is accountable to a limited liability company and its members as a fiduciary and, consequently, must exercise good faith and integrity in handling company affairs. Legal authorities also believe that a member may take legal action on behalf of himself or all other similarly situated members to recover damages from a manager for violations of its obligations. Members who have suffered losses in connection with deception in the purchase or sale of their interests in a company may have a right of action to recover such losses from a manager in an action based on Section 10b and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Units in a limited liability company are securities for such purposes in the same manner as interests in a limited partnership.

The Limited Liability Company Agreement provides that the Manager will not be liable to the Company or to the Members, when acting within the scope of the authority granted to it by the Limited Liability Company Agreement and when believing these actions are in the best interests of the Company, provided that the Manager's conduct does not constitute fraud, bad faith, gross negligence or willful misconduct. Therefore, Members may have a more limited right of action than they would have absent the limitation in the Limited Liability Company Agreement.

The Limited Liability Company Agreement also provides for indemnification of the Manager by the Company for liabilities incurred in dealings with third parties on behalf of the Company, except for acts which constitute fraud, bad faith, gross negligence, willful misconduct or as otherwise prohibited under the Mississippi Limited Liability Company Act.

Insofar as the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT

The Company has been organized as a limited liability company under the laws of Mississippi. Upon the sale of Units in the Company to investors, investors will be admitted as members of the Company. Under Mississippi law, members need not be named in any public filing, and the Manager does not intend to file any document naming members.

Persons who own interests in a limited liability company are referred to as "members." A member is the equivalent of a stockholder in a corporation or a limited partner in a limited partnership. Management of a limited liability company may be either retained by the members (i.e., member managed) (much like a general partnership) or vested in one or more managers (i.e., manager managed) (much like a limited partnership).

The document which governs the relationship of the Manager and the members is referred to as the "Limited Liability Company Agreement." It is somewhat like a limited partnership agreement and many of the provisions will be familiar to investors who have invested in limited partnerships. It also contains provisions that are similar to those contained in a corporation's bylaws.

The following discussion briefly summarizes certain provisions of the Limited Liability Company Agreement of the Company:

Purpose

The business and purpose of the Company is to own, operate, maintain and possibly develop and sell the Madisonville Property.

Management

The Company will be managed solely by its Manager. Members may not participate in the management or control of the Company's business, although Members will have a right to vote on certain matters. There will be no annual or other periodic meetings of the Members. However, the Manager may call special meetings of the Members for any purpose, and the Manager must call special meetings upon written request of Members owning at least fifty percent (50%) of the Units in the aggregate.

Withdrawal of the Manager

The Manager may withdraw from the Company upon (a) giving one hundred eighty (180) days written notice to the Members of its intention to so resign and withdraw, (b) providing a substitute manager for the Company who is accepted by a majority vote of the Members and (c) upon receiving, in writing, a majority vote of the Members to such action. Upon the termination of the Manager, the Manager's interest in the income, losses, credits and cash distributions from the Company shall be purchased by the Company for a purchase price determined in accordance with the Limited Liability Company Agreement. In addition, the Manager shall cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, including bankruptcy.

Removal of the Manager

The Members, by a majority vote, may remove the Manager for cause. "Cause" is defined as a final judicial determination of gross negligence, a felony committed in connection with the management of the Company, a material breach of its obligations, or fraud in connection with the Company's affairs. Upon removal of the Manager, absent appointment of a substitute manager, the Members will have rights to manage the Company based upon their relative Units, and all actions will be taken by a majority vote of the Members.

Transfer of Units

A Member may not transfer, sell, alienate, assign, bequeath, or in any manner dispose of his Units in the Company except under limited circumstances and with the approval of the Manager.

Liability of Members to Third Parties

A limited liability company is, for purposes of liability, treated in the same manner as a corporation. Thus, the members are not personally liable for the debts, liabilities, contracts, or any other obligations of the Company.

Power of Attorney

Each Member will irrevocably appoint and empower the Manager as his attorney-in-fact to execute, acknowledge, and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi, the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments that may be required or permitted by law to be filed on behalf of the Company.

Dissolution And Liquidation

The Company will continue in existence until it is dissolved and its assets are liquidated for any one of the following reasons: (i) an election is made in writing by the Manager and consented to by a majority vote of the Members; (ii) the Company disposes of substantially all of its property; (iii) the Manager withdraws or becomes bankrupt; (iv) any other event occurs which, under Mississippi law, would cause the dissolution of the Company. Upon dissolution, the Company's assets will be liquidated, debts will be paid, and the remaining proceeds, if any, will be distributed to the Members.

Ordinary Cash Distributions

If the Manager determines, in its sole discretion, that given the financial situation of the Company and its long-term cash needs, that a cash distribution is prudent, then the Company may make a cash distribution to the holders of Units in the Company. The cash distribution would be divided among Unit holders in proportion to number of Units owned.

Distribution of the Net Cash Proceeds from the Sale of Madisonville Property

The net cash proceeds from the sale of Madisonville Property will be distributed as follows:

- ❑ The Company first will pay its liabilities, including any liabilities of the Company to the Manager or to any Unit holder;
- ❑ The Company then will establish any reserves that the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities; and
- ❑ The Company then will distribute the remaining funds to the Unit holders in proportion to number of Units owned, except as described in the next paragraph.

If the Madisonville Property is sold within five years of completion of the offering and if the investors have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the investor (i.e., not including the outstanding principal balance of any Promissory Note given as consideration for Units) based on all distributions made to Unit holders, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Unit holders. During the five years following completion of the offering, the Manager will not voluntarily let its ownership interest fall below five percent (5%).

Reports to Members

The Manager shall within ninety (90) days after the end of each fiscal year cause the Company to prepare and furnish to each Member a report which contains financial statements and all necessary income tax information for the Members (Schedule K-1 (Form 1065)). The financial statements shall consist of a balance sheet, income statement, statement of changes in the Member's capital, and a statement of cash flows. An independent certified public accountant will prepare these year-end financial statements. Upon written request, the Company will furnish any requesting Unit holder a copy of the Federal income tax return (Form 1065) and applicable state income tax returns of the Company. Unless written objection is made within fifteen (15) days after the mailing of the report, the Members shall be deemed to have agreed to the report.

FEDERAL INCOME TAX MATTERS

The Company is a limited liability company. The Internal Revenue Service permits a limited liability company to make an election (at the time of its application for a taxpayer identification number) to be taxed either as a partnership (in which event all profits and losses are taxable directly to Members), or as a corporation (in which event all profits and losses are taxable to the Company). The Company has elected to be taxed as a partnership.

Under the Internal Revenue Code of 1986, as amended, the Company itself is not subject to any Federal income tax. Instead, a pro-rata share of tax items is passed through to the Members. Each Member, in computing his Federal income tax liability, must take into account his distributive share (as determined by the Limited Liability Company Agreement) of each class of items of income, gain, loss, deduction, or credit of the Company for any tax year, without regard to whether such distributive share is actually distributed to the Member. Generally, these items will be allocated to Unit holders for Federal income tax purposes in proportion to their percentage ownership of the Company, subject to certain complex tax provisions relating to negative capital accounts.

Investors should be cautioned that trusts that invest in the Company as Members may, under certain circumstances, become associations taxable as corporations. In addition, the purchase of Units may be inadvisable for qualified pension, profit-sharing and stock bonus plans, Keogh Plans, and Individual Retirement Accounts since the Company will likely incur debt for development of the Madisonville Property. In the event such a plan purchases Units and the Company is subject to debt, it is likely that a substantial part of the plan's pro rata share of Company taxable income will constitute unrelated business taxable income which would be taxable at the rates applicable to taxable entities.

LEGAL MATTERS

Watkins Ludlam Winter & Stennis, P.A. is serving as special counsel to the Company and the Manager in connection with the offering and the preparation of the Offering Circular. Watkins Ludlam Winter & Stennis, P.A. has assisted in the preparation of the Limited Liability Company Agreement and will assist in the acquisition of the Madisonville Property and other matters relating to the Company and the Manager. Watkins Ludlam Winter & Stennis, P.A. has not been engaged to protect the interests of the Members. Each investor as a Member should rely on his own counsel.

ADDITIONAL INFORMATION

This offering is being made pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation A. The Company filed a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission. This Offering Circular, filed as part of the Form 1-A Regulation A Offering Statement, does not contain all of the information set forth in the Form 1-A Regulation A Offering Statement, and the exhibits thereto. Statements made in this Offering Circular concerning the contents of any document filed as an exhibit are summaries of the terms of such document. The Company will furnish upon request without charge a copy of the entire Form 1-A Regulation A Offering Statement or any exhibit thereto. Requests for such documents should be made to: H & H Management, LLC, P.O. Box 58, 2045 Main Street, Madison, Mississippi 39110 (post office box zip code 39130-0058).

The following documents were filed as exhibits to the original Form 1-A Regulation A Offering Statement or Amendment No. 1 to the Form 1-A Regulation A Offering Statement:

Certificate of Organization
Limited Liability Company Agreement
Form of Subscription Agreement
Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager
Form of Promissory Note and Security Agreement
Form of Escrow Agreement
Agreement between the Company and the Manager Concerning Repayment of Advances
Farm Lease on the Madisonville Property
Consent of Curtis A. Gentry, IV, M.A.I.
Consent of James C. Hamilton, Jr., M.A.I.
Consent of Watkins Ludlam Winter & Stennis, P.A.
Opinion re legality
Sales Material
Madisonville Property Appraisal

MADISONVILLE, LLC BALANCE SHEET

	As of July 31, 2002 Historical (unaudited)
Assets	
Cash	0
Total Assets	$0
Liabilities and Equity	
Related Party Payable	$31,050
Member's Equity	0
Total liabilities and equity	$(31,050)

NOTES TO UNAUDITED BALANCE SHEET OF MADISONVILLE, LLC AS OF JULY 31, 2002

NOTE 1 - The Company

Madisonville, LLC (the "Company") was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi divided into two parcels, Parcel A and Parcel B (the "Madisonville Property"). The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

NOTE 2 - Agreement to Acquire Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $1,795,353 for Parcel A or $3,590,706, or $8,925 per acre, for Parcel A and Parcel B. The Manager acquired the Madisonville Property (Parcel A and Parcel B) on June 17, 2002 for $1,810,440 from Thomas Hixon, an unrelated party.

NOTE 3 - Offering of Units

Madisonville, LLC is offering 95 limited liability company units at $36,000 each for a total of $3,420,000. Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 48 Units by that date, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

NOTE 4 - Related Party Payable

The Manager will loan the Company the necessary funds to pay the expenses of the offering described in Note 3. The offering expenses are estimated at $40,000. The Manager is currently constructing a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium. As of July 31, 2002 the Company had accrued $31,050 in offering and organizational expenses.

NOTE 4 - Statement of Manager

The unaudited balance sheet of the Company as of July 31, 2002 includes all of the adjustments which in the opinion of the Manager are necessary to make the balance sheet not misleading.


NISSAN
Central Mississippi
Industrial Center
COLONIAL
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air

PART III - EXHIBITS

ITEM 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
(2)	Certificate of Organization	(1)
(3)	Limited Liability Company Agreement	(1)
(4)	Form of Subscription Agreement	(1)
(6)	Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager	(1)
(6)	Form of Promissory Note and Security Agreement	(1)
(6)	Agreement between the Company and the Manager Concerning Repayment of Advances	000028
(6)	Farm Lease on the Madisonville Property	000030
(9)	Form of Escrow Agreement	(1)
(10)(a)	Consent of Curtis A. Gentry, IV, M.A.I.	(1)
(10)(b)	Consent of James C. Hamilton, Jr., M.A.I.	(1)
(10)(c)	Consent of Watkins Ludlam Winter & Stennis, P.A.	(1)
(11)	Opinion re legality	000037
(12)	Sales Material (revised)	000039

(15)	Madisonville Property Appraisal	(1)

(1) Filed as Exhibits to the original Form 1-A Offering Statement.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to Form 1-A Offering Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madison, State of Mississippi, on August 7, 2002.

MADISONVILLE, LLC

By: [signature]
William Gary Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

By: [signature]
Gary Lee Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

EXHIBIT 6(c)

AGREEMENT BETWEEN THE COMPANY AND THE MANAGER CONCERNING REPAYMENT OF ADVANCES

Agreement Between H&H Management, LLC and Madisonville, LLC
Concerning Repayment of Advances

H&H Management, LLC (the Manager") agrees to advance funds to Madisonville, LLC (the "Company") to cover the offering expenses in connection with the offering by the Company of 95 Units pursuant to SEC Regulation A and to cover the costs of constructing a lake on property to be acquired by the Company from the Manager. From time to time the Manager may advance funds to the Company to cover various other expenses. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

Agreed to this 7th day of August, 2002.

H&H Management, LLC

By:____

Madisonville, LCC

By:____

EXHIBIT 6(d)

FARM LEASE ON THE MADISONVILLE PROPERTY

AGRICULTURAL LEASE

THIS AGRICULTURAL LEASE AGREEMENT is made and entered into by and between THOMAS G. HIXON, hereinafter referred to as "Lessor", and WILL HUGHES AND FREDDIE HUGHES, hereinafter referred to as "Lessee", and for and in consideration of the covenants and conditions contained herein, the parties do hereby agree as follows:

1 Lessor does hereby agree to lease unto Lessee the agricultural land consisting of 405 acres, more or less, located upon the above described tract of real property, lying and being situated in Madison County, Mississippi, and more particularly described as follows, to-wit:

> **A Tract of land located in a portion of the NE 1/4 of Section 19, Section 20 less a portion on the west side, and the West half of the NW 1/4 of Section 21, all in T8N, R3E, Madison County, Mississippi, and being more particularly described as follows:**
>
> **BEGINNING at an iron pin marking the intersection of the North R.O.W. line of Yandell Road and the East line of Section 20, T8N, R3E, Madison County, Mississippi, run thence North 00 degrees 43 minutes 02 seconds West along the East line of said Section 20 and a fence for 2763.27 feet to a fence corner; run thence South 88 degrees 45 minutes 02 seconds East along a fence for 1304.65 feet to a fence corner; run thence North 00 degrees 11 minutes 46 seconds West along a fence for 2620.39 feet to a fence corner and an iron pin on the North line of Section 21, T8N, R3E, Madison County, Mississippi; run thence South 87 degrees 36 minutes 17 seconds West along the North line of said Section 21 and a fence for 1328.39 feet to the Northeast corner of Section 20 and the Northwest corner of Section 21; run thence North 89 degrees 07 minutes 04 seconds West along the North line of said Section 20 and a fence for 5200.29 feet to the Northwest corner of Section 20 and the Northeast corner of Section 19, said corner being in a creek; run thence South 89 degrees 51 minutes 12 seconds West along the North line on said Section 19 and a fence for 990.00 feet to a point; run thence South for 1320.00 feet to a point in a fence; run thence North 89 degrees 51 minutes 12 seconds East along said fence for 990.00 feet to a fence corner on the West line of said Section 20; run thence South 89 degrees 07 minutes 04 seconds East for 829.38 feet to a point; run thence South for 3962.06 feet to a point on the North R.O.W. line of Yandell Road, said point being in a creek; run thence Easterly along said North R.O.W. line of Yandell Road the following: South 89 degrees 49 minutes 50 seconds East for 770.23 feet, thence South 88**

degrees 57 minutes 28 seconds East for 2342.97 feet, thence South 88 degrees 16 minutes 41 seconds East for 1324.63 feet to the POINT OF BEGINNING. Said Tract containing 666.8 acres, more or less.

2. The term of this Lease shall be for a period commencing October 1, 2000 and terminating December 31, 2003 or when crops are out of the fields.

3. Lessee agrees to pay unto Lessor rental at the rate of ~~$40.00 per acre per year~~ for a total of ~~Sixteen~~ eleven Thousand, ~~Two Hundred Dollars~~ (~~$16,200.00~~ 11,000.00) annually which shall be due and payable on or before October 31 of each year commencing with the payment due on October 31, 2001. W/H J.H.

4. The parties further agree that in the event the Lessor shall sell all or any part of the agricultural land contained upon the above described tract of real property that Lessor shall give Lessee notice of the sale at the time Lessee makes the rent payment in October of each year and Lessee shall then have adequate time to harvest any existing crops after which the Lease shall terminate as to the real property which has been sold.

5. Lessee's right of use of the leased property shall be for the purposes of planting, maintaining and harvesting agricultural row crops and Lessee shall utilize the property solely for the usual and customary purposes that similar row crop properties of like kind are utilized, all other uses of said property being reserved to Lessor, his successors or assigns.

6. Lessee, at Lessee's expense, shall maintain such insurance coverage as Lessee shall deem necessary to protect Lessee's personal property and to adequately protect Lessee and Lessor from any and all claims which may arise in any way out of Lessee's use of the property.

7. Lessee shall maintain public liability insurance in an amount of not less than $1,000,000.00 and shall furnish Lessor a Certificate of Insurance upon request of Lessor.

8. Lessee shall hold harmless and fully indemnify Lessor from any claim for personal injury or property damage by any person or entity during the term of this lease which arises from, or many arise from, directly or indirectly, Lessee's use and occupancy of the leased property

9 Lessee shall not cause nor permit any lien or encumbrance, including but not limited to liens or claims of lien for seed, chemicals or fertilizers, to be placed against the Leased premises and shall fully indemnify Lessor from any claims therefor by any entity, person or party. However, Lessees shall have the right to grant any financial institution a lien upon the crops to be grown on the above described premises in accordance with the Uniform Commercial Code.

10. Lessee shall. not commit, or permit to be committed by others, any waste of the property and shall not place upon the property any trash, debris, garbage, or junk. It is expressly agreed that Lessee shall properly dispose of all toxic or hazardous materials and containers in accord with State and Federal EPA requirements and guidelines and no such materials or containers shall be dumped, buried, burned or otherwise left or disposed of on the leased premises.

11. Lessee hereby agrees to hold Lessor harmless and be solely liable for any violation of State or Federal EPA requirements or regulations and for any and all accidents or spills involving chemicals or other hazardous or toxic substances.

12. Lessee hereby agrees that Lessee, at Lessee's expense, shall prevent weeds or other, undesirable grasses from going to seed and shall maintain and shall at all times keep all fence rows, turnarounds, and other areas not planted by Lessee, in a clean neatly mowed or clipped condition and shall not allow the same to become overgrown with weeds, bushes or grasses. However, Lessee shall not be required to make improvements to existing fence

rows, turnarounds, and other areas not planted by Lessee but shall only be required to maintain the premises in the same condition as existed at the beginning of the lease.

13. Lessee shall control soil erosion, wallows, washing and ditches as completely as is practicable by back filing, ground covers, or other methods acceptable to Lessor, and at the termination of this lease, lessee shall disk, drag or harrow the leased premises to a reasonably uniform level surface which shall be suitable for livestock pasture or hay crops.

14. Lessor shall not be obligated to furnish Lessee with a source of water, electricity or other utilities to the leased premises.

15. At the expiration of the term of this Lease, Lessee shall pay the Lessor reasonable compensation for any damages to the leased premises attributable to Lessee or Lessee's employees or agents, with the exception of such damages as may occur which are deemed beyond Lessee's control, i.e., normal wear, tear and deterioration.

16. Lessor, or Lessor's agents, employees or assigns, shall have the right to enter upon the leased premises at any time.

17. This lease may not be assigned in whole or in part by the Lessee, it being the express intent of the parties that Lessee shall personally occupy the leased property and perform the terms and conditions set forth herein. However, in the event the Lessee shall cease its farming operation on the leased premises it shall have the right to terminate this lease effective on December 31 of the year in which the operation is terminated.

18. At the termination of this lease, Lessee agrees to promptly return possession and control of the property to Lessor, or Lessor's successor, and to immediately remove all of Lessee's equipment, supplies, goods, furnishings, and other personal property, from the leased premises and to leave the premises in the same or better condition as it may be presently.

19. In the event Lessee shall violate or breach any term of this lease, Lessor shall have the right to immediately declare this lease to be terminated the same as if the term hereof had expired without renewal and Lessee shall forthwith comply with all of the duties and obligations set forth herein to be done on the part of the Lessee at the expiration of this lease.

WITNESS OUR SIGNATURES effective the 1st day of October, 2000.

THOMAS G. HIXON, LESSOR

WILL HUGHES, LESSEE

FREDDIE HUGHES, LESSEE

STATE OF MISSISSIPPI

COUNTY OF MADISON

THIS DAY PERSONALLY APPEARED BEFORE ME, the undersigned Notary Public in and for the aforesaid county and state, the within named **THOMAS G. HIXON**, who acknowledged that he signed and delivered the above and foregoing instrument on the day and year as therein written.

GIVEN UNDER MY HAND AND OFFICIAL SEAL on this 1 day of October, 2000.

NOTARY PUBLIC

MY Commission Expires:

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 22, 2002
BONDED THRU STEGALL NOTARY SERVICE

LINDA ROCHELLE STANLEY MADISON COUNTY MS NOTARY PUBLIC

STATE OF MISSISSIPPI

COUNTY OF MADISON

THIS DAY PERSONALLY APPEARED BEFORE ME, the undersigned Notary Public in and for the aforesaid county and state, the within named **WILL HUGHES and FREDDIE HUGHES** who each acknowledged that they signed and delivered the above and foregoing instrument.

GIVEN UNDER MY HAND AND OFFICIAL SEAL on this 1 day of October, 2000.

Linda Rochelle Stanley

NOTARY PUBLIC

My Commission Expires:

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES NOV 22, 2002
BONDED THRU STEGALL NOTARY SERVICE

LINDA ROCHELLE STANLEY MADISON COUNTY, MS NOTARY PUBLIC

EXHIBIT 11

OPINION RE LEGALITY

Madisonville, LLC
2045 Main Street
Madison, Mississippi 39110

Gentlemen:

We have acted as counsel to Madisonville, LLC in connection with the preparation of its Form 1-A Offering Statement covering 95 Units in Madisonville, LLC (the "Units").

We have examined the Certificate of Formation and the Limited Liability Company Agreement of Madisonville, LLC, and such other documents as we deemed relevant.

Based on the foregoing, it is our opinion that the Units, when issued pursuant to the Limited Liability Agreement and as described in the Form 1-A Offering Statement will be legally issued, fully paid and non-assessable.

Sincerely,

Watkins Ludlam Winter & Stennis, P.A.

WATKINS LUDLAM WINTER & STENNIS, P.A.

EXHIBIT 12

SALES MATERIAL

Date

Dear ______________________:

You are invited to participate in a real estate investment opportunity in Madison County. The 1997 Demographics Journal ranked Madison County's projected growth at sixth in the nation over the next 20 years and with Nissan now locating in this area, the real estate potential should be promising in the years ahead.

Madisonville, LLC is a security offering with a total of 95 units available for purchase. The investment units are very affordable, with financing available to select investors.

Enclosed you will find a locator map and investment summary. If you are interested in obtaining additional information, please complete the enclosed reply card. There is, of course, no obligation to you. This offering is currently _____% subscribed, and we expect to have a complete group of investor members by the first quarter of 2003.

Dear ______________________:

You are hereby invited to participate in the ownership of 402 acres of property located in the fastest growing county in the state of Mississippi. With Nissan being the largest capital investment in Mississippi history, the growth of Madison County should be strong.

If you are interested in this real estate investment opportunity, please review the enclosed locator map for the subject property and the investment highlight sheet of the offering. Additional information can be obtained by completing the enclosed reply card. This offering is currently _____% subscribed with an anticipated completion date of ________________________, 2003.

Sincerely,

MADISONVILLE, LLC

INVESTMENT INFORMATION

- *402.32 acres of real estate in Madison County, approximately 3½ miles southeast of the Nissan Complex*
- *Units available to approximately 50 investor members only*
- *Members own an undivided interest in the entire 402.32 acres (not individual parcels)*
- *Acreage price is discounted at 33% of 2002 M.A.I. appraised value to participating members*
- *No additional cash calls or assessments after initial unit(s) purchased*
- *Financing available to qualified investors at "below-prime" interest rates for up to 15 years*
- *A 35.5-acre lake, under construction, to be stocked with hybrid bass and various species of bream*
- *Property has a special PUD (Plan Unit Development) zoning designation*
- *Located in the Madison County school district*

Summary of Proposed Offering

This Summary of Proposed Offering does not constitute an offer to sell securities, nor does it constitute a solicitation of an offer to purchase securities. Any such offer may be made only to qualified investors by an offering circular which contains complete information, including risk factors, necessary to make an informed investment decision. Any offer must be made in compliance with the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, and applicable state securities laws, rules and regulations.

This Summary of Proposed Offering is intended to provide a summary of certain information which is contained in the Offering Circular prepared by Madisonville, LLC and its Manager, H &H Management, LLC. The Offering Circular fully describes the proposed investment, the activities in which Madisonville, LLC will engage, the Manager, and such other matters as deemed necessary or appropriate.

This Summary of Proposed Offering does not contain a complete statement of all factors material to a decision to invest in Madisonville, LLC. Potential investors and their advisors should read the Offering Circular in its entirety before making any decision to invest in Madisonville, LLC.

Welcome to Madisonville, LLC

:l. Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, this property is strategically located in the path of Madison County's expansive growth. Possibilities abound with the Deerfield-Colonial Country Club located just west of this outstanding property.

Making this property all the more appealing are the rolling hills, numerous lake sites and large, scattered oak trees. This is the last of only a few large land tracts available for development in this area.

000045


Big Black River
Cobbville
CANTON
Stokes
Richton
Charlton
Lake Caroline
Livingston
Mannsdale
Annandale
Gluckstadt
MADISON
RIDGELAND
JACKSON
Ross R. Barnett
Reservoir
NISSAN
← Property to be Acquired by Madisonville, LLC
Davis Crossing Rd.
Mt. Elam Rd.
Virlilia Rd.
Stokes Rd.
Old Yazoo City Rd.
Old Jackson Rd.
Patrick Rd.
Richton Rd.
Cloud Rd.
Heindl Rd.
Goodloe Rd.
Endris Rd.
E. Sowell Rd.
Stribling Rd.
Clarkdell Rd.
Lake Harbour Rd.
E. County Line Rd.
16
55
22
463
43
51
220

Locator Map


Canton
POWERLINE
LAKE CAROLINE
CAROLINE GOLF CLUB
GERMANTOWN
ARRINGTON
COLONIAL
DEERFIELD
Madisonville
CHERRY HILL
WHISPER LAKE
PROVENCE
ANNANDALE
INGLESIDE
TWELVE OAKS
RESERVE
FAIRFIELD
CENTRAL
COLONY PARK
OLD
AGENCY
VILLAGE
2002
RIVER
RESERVOIR
ROSS R BARNETT
ELEVATION 91
MADISON
HINDS

Surrounding Environment Plan

1 Stribling Lake - $4,000 per acre in 1984
2 Greystone - $5,059 per acre in 1985
3 Cypress Lake - $7,375 per acre in 1987
4 St Catherine's Village - $8,000 per acre in 1986
5 Old Agency Village - $12,723 per acre in 1989
6 Bridgewater - $14,000 per acre in 1994
7 Windrush - $19,293 per acre in 1990
8 Dinsmor - $10,000 per acre in 1988
9 Jordan - $22,500 per acre in 1997
10 Rice Road LLC $21,507 per acre in 2000
11 H&H Properties $17,000 per acre in 2002
12 Cross Creek $17,000 per acre in 1999
13 Ashton Park $18,580 per acre in 2000
14 Brown $15,535 per acre in 2001
15 Newcomb $11,300 per acre in 2001


NISSAN
Central Mississippi
Industrial Center
COLONIAL
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air


NISSAN
Subject Property
NISSAN
Suppliers
US HWY 31

NISSAN Plant and Suppliers Area


35.5 Acre
Lake
NOW UNDER
CONSTRUCTION
12.5 Acre
Proposed
Lake
280
290
300
Yandell Rd.

The 402.32 Acre Site Plan


Proposed Clubhouse
Proposed Lake
Walking Path
Walking Path
Proposed Lake
Proposed Town Homes
Residential Development
609 Lots
Approximately 1/3 Acre Lots
N
Madisonville, LLC
Proposed Commercial
Proposed Commercial

Conceptual Development Plan

The Manager has, at this time, no intention to develop the property. However, in the event that the Manager determines that it is economically prudent to develop the property, the above is a conceptual development plan for illustrative purposes only. Any actual development plan would be at the Manager's discretion and may not resemble this conceptual development plan in any way.

Manager: H&H Management, LLC - W. Gary Hawkins / G. Lee Hawkins, members, Madison, Mississippi Site planning: JH&H Architects / Planners / Interiors / Jackson, Mississippi

Madisonville, LLC

Unit Size Pricing and Financing Information
$3,600,000 Total Financing

402 acres of land = 100 units (total offering)
402 acres ÷ 100 units = 4.02 acres (1 unit of undivided interest)
1 unit/4.02 acres x $8, 925 per acre = $36,000 per unit

LLC Financing

- 15 year payment plan available on 1 or more units.
- Offered in units of ½ , 1, 2, 3, 4, 5, 6, etc.
- 50% down payment on 1 to 3 units; 25% down payment on 4 or more units.
- Quarterly or annual payment plans available.
- Interest rates on financing are below prime.
- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

Assumes all Units are sold and all acres purchased. The LLC will have the option to purchase 1 parcel of 201 acres rather than the entire property.

continued on next page

Financing Information Continued

Unit Size	Purchase Price	Down Payment 50%/25%	*Annual Payment	*Quarterly Payment
½ Unit	$ 18,000	$ 0	$ 0	$ 0
1 Unit	$ 36,000	$ 18,000	$ 2,000	$ 500
2 Units	$ 72,000	$ 36,000	$ 4,000	$ 1,000
3 Units	$ 108,000	$ 54,000	$ 6,000	$ 1,500
4 Units	$ 144,000	$ 36,000	$ 12,000	$ 3,000
5 Units	$ 180,000	$ 45,000	$ 15,000	$ 3,700
6 Units	$ 216,000	$ 54,000	$ 18,000	$ 4,400

Financing Options

1. No financing on one-half (½) unit.
2. One (1) to three (3) units require a 50% cash down payment, with remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A two-unit purchase/$72,000 would require a cash down payment, upon subscription, of $36,000 and annual payments of *$4,000.
3. Four (4) or more units require a 25% cash down payment with the remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A four-unit purchase/$144, 000 would require a cash down payment, upon subscription, o f $36, 000 and annual payments of *$12,000.
4. A purchase price borrowed from BankPlus (or bank of your choice), by way of a home equity loan, would provide a tax-deduction on all interest charges. Please check with your tax advisor.

*Payments are based on an assumed 7% interest rate with a 15 -year amortization

Madisonville, LLC

Why should Madisonville, LLC
be part of your investment portfolio?

- Investors have no personal liability associated with this investment or the property to be owned by Madisonville, LLC.

- Investors are obligated to pay only the investment amount upon which they decide. There will be no additional fees, assessments or cash calls.

- Investors do not pay ad valorem taxes, insurance or maintenance expenses.

- Financing is available through Madisonville, LLC at **"below prime"** interest rates for up to15 years thereby making your investment very affordable.

- Payments can be made quarterly or annually under the financing option.

- Utilities are in close proximity to the property.

- A 35.5-acre lake will be built on the property, and stocked with hybrid bass and various species of bream. A boat ramp will also be built, for easy fishing access.

- The property is located within the Madison County School District.

- This is not an individual land purchase; you will indirectly own a part of the entire property.

- The $8,925 current acreage price is 33% less than the 2002 MAI appraisal of $13,500 per acre.

- There will be no debts or liens associated with the real estate. It will be owned debt-free.

- The land has a special PUD (Planned Unit Development) zoning designation. The only other PUD project in this area is

14.7 miles away.

- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

- No commissions will be paid on the purchase of the property or sale of Units.

BUSINESS
REPLY
PERMIT
POSTAGE
PAID

Madisonville, LLC
P.O. Box 58
Madison, MS 39130-0058

000055

I may be interested in this opportunity

- ☐ *Mail to me additional information.*
- ☐ *Phone me to arrange a convenient time to discuss in more detail.*

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Address: ____________________

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